FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of JUNE 2006
                                  27 JUNE 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky  Broadcasting  Group plc
                announcing HOLDING(S) IN COMPANY released on 27 JUNE 2006



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

British Sky Broadcasting Group plc


2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above.


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See schedule attached.


5. Number of shares / amount of stock acquired

Unknown


6. Percentage of issued class

Unknown


7. Number of shares / amount of stock disposed

-


8. Percentage of issued class

-


9. Class of security

Ordinary shares of 50p each


10. Date of transaction

Unknown


11. Date company informed

26.06.06


12. Total holding following this notification

54,943,657


13. Total percentage holding of issued class following this notification

3.06%


14. Any additional information

-


15. Name of contact and telephone number for queries

Alex White 020 7705 3081


16. Name and signature of authorised company official responsible for making this notification

David Gormley


Date of notification

27th June 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


LIST


Schedule A


Security: British Sky Broadcasting Group


Shares Held Management  Nominee/Registered Name
            Company


2,049,500   FPM         State Str Bk and Tr Co Lndn

2,002,300   FPM         Northern Trust London

2,336,300   FPM         JP Morgan, Bournemouth

405,100     FPM         Mellon Bank

370,100     FPM         HSBC Bank plc

367,900     FPM         Bank of New York Brussels

243,300     FPM         Bankers Trust London

108,000     FPM         Midland Securities Services

29,306,122  FISL        JP Morgan, Bournemouth

10,159,715  FIL         Brown Bros Harrimn Ltd Lux

3,679,300   FIL         JP Morgan, Bournemouth

115,600     FIL         Bank of New York Brussels

1,689,720   FII         P Morgan, Bournemouth

2,110,700   FIGEST      BNP Paribas, Paris

Total 54,943,657


Current ownership percentage: 3.06%



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 27 JUNE 2006                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary